Exhibit 12.1

School Specialty, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Three Months Ended July 26, 2003	Fiscal Year (1)
		2003	2002	2001	2000	1999
Earnings
Income before income taxes	$44,459	$66,037	$36,300	$21,006	$33,635	$17,615
Plus:
Fixed charges	4,885	20,840	20,052	18,941	15,003	14,084
Amortization of capitalized interest	12	48	28	—	—	—
Less interest capitalized during period	—	—	240	—	—	—

	$49,356	$86,925	$56,140	$39,947	$48,638	$31,699

Fixed Charges
Interest (expensed or capitalized)	$3,865	$16,042	$15,964	$16,393	$12,767	$12,267
Estimated portion of rent expense representative of interest	643	2,675	2,519	1,958	1,661	1,349
Amortization of deferred financing fees	377	2,123	1,569	590	575	468

	$4,885	$20,840	$20,052	$18,941	$15,003	$14,084

Ratio of earnings to fixed charges	10.1	4.2	2.8	2.1	3.2	2.3

(1)	All fiscal years presented were 52 weeks, except for fiscal 2000, which had 53 weeks.